Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2013

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2013	December 31, 2012
CURRENT ASSETS
Cash and cash equivalents	4	1,059,416	1,437,235
Short-term investments
Held for Trading	4	772,299	1,059,605
Trade accounts receivable - net	5	4,450,428	3,695,381
Inventories	6	8,536,526	9,021,542
Tax credits		573,268	601,148
Income and social contribution taxes recoverable		274,530	335,600
Unrealized gains on financial instruments	13	3,044	—
Other current assets		239,984	259,886
		15,909,495	16,410,397

NON-CURRENT ASSETS
Tax credits		120,658	119,582
Deferred income taxes		1,727,975	2,210,300
Related parties	15	156,071	132,478
Judicial deposits		968,141	922,578
Other non-current assets		230,653	231,130
Prepaid pension cost		547,534	553,095
Investments in associates and jointly-controlled entities	8	1,344,412	1,425,605
Goodwill	10	9,838,070	10,033,396
Other Intangibles		1,341,130	1,364,416
Property, plant and equipment, net	9	19,622,841	19,690,181
		35,897,485	36,682,761

TOTAL ASSETS		51,806,980	53,093,158

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2013	December 31, 2012
CURRENT LIABILITIES
Trade accounts payable		3,020,181	3,059,684
Short-term debt	11	3,180,086	2,324,374
Debentures	12	152,606	257,979
Taxes payable		511,400	440,754
Income and social contribution taxes payable		143,803	87,944
Payroll and related liabilities		460,666	558,634
Dividends payable		—	47,379
Employee benefits		51,578	53,930
Environmental liabilities		14,975	24,536
Unrealized losses on financial instruments	13	—	1,535
Put options on non-controlling interests		—	607,760
Other current liabilities		347,735	358,673
		7,883,030	7,823,182

NON-CURRENT LIABILITIES
Long-term debt	11	11,304,239	11,725,868
Debentures	12	305,834	360,334
Related parties	15	11	15
Deferred income taxes		1,241,535	1,795,963
Unrealized losses on financial instruments	13	6,459	6,664
Provision for tax, civil and labor liabilities	14	1,138,702	1,081,381
Environmental liabilities		49,558	42,395
Employee benefits		1,147,708	1,187,621
Other non-current liabilities		254,653	271,818
		15,448,699	16,472,059

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(287,492)	(290,240)
Capital reserves		11,597	11,597
Retained earnings		9,325,974	9,180,210
Operations with non-controlling interests		(1,737,368)	(1,728,627)
Other reserves		454,903	823,483
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		27,016,795	27,245,604

NON-CONTROLLING INTERESTS		1,458,456	1,552,313

EQUITY		28,475,251	28,797,917

TOTAL LIABILITIES AND EQUITY		51,806,980	53,093,158

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2013	March 31, 2012

NET SALES		9,165,558	9,199,442

Cost of sales	20	(8,257,339)	(8,092,895)

GROSS PROFIT		908,219	1,106,547

Selling expenses	20	(151,230)	(131,553)
General and administrative expenses	20	(483,311)	(467,232)
Other operating income	20	61,782	41,532
Other operating expenses	20	(11,094)	(9,930)
Equity in earnings of unconsolidated companies		16,671	30,885

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		341,037	570,249

Financial income	21	43,590	81,451
Financial expenses	21	(251,070)	(223,347)
Exchange variations, net	21	21,414	55,840
Gain and losses on financial instruments, net	21	(6,134)	(11,284)

INCOME BEFORE TAXES		148,837	472,909

Income and social contribution taxes
Current	7	(73,594)	(126,731)
Deferred	7	84,292	50,438

NET INCOME		159,535	396,616

ATTRIBUTABLE TO:
Owners of the parent		148,192	369,589
Non-controlling interests		11,343	27,027
		159,535	396,616

Basic earnings per share - preferred and common - (R$)	17	0.09	0.22

Diluted earnings per share - preferred and common - (R$)	17	0.09	0.22

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2013	March 31, 2012
Net income for the period	159,535	396,616
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	3,998	(4,713)
Cumulative translation adjustment	(462,987)	(261,860)
Unrealized Gains on net investment hedge	69,455	163,421
Cash flow hedges
Unrealized Gains	539	1,310
	(388,995)	(101,842)
Items that will not be reclassified to profit or loss
Net unrealized losses on defined benefit pension plan	—	(12,426)
	—	(12,426)
Other comprehensive income, net of tax	(388,995)	(114,268)

Total comprehensive income for the period, net of tax	(229,460)	282,348

Total comprehensive income attributable to:
Owners of the parent	(226,189)	260,488
Non-controlling interests	(3,271)	21,860
	(229,460)	282,348

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest														Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option
Balance as of January 1, 2012	19,249,181	(237,199)	11,597	407,615	428,465	7,799,159	(287,802)	—	(1,726,674)	1,696	(317,066)	—	(386,029)	54,526	24,997,469	1,522,334	26,519,803
2012 Changes in Equity
Net income	—	—	—	—	—	—	—	369,589	—	—	—	—	—	—	369,589	27,027	396,616
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	(11,678)	—	—	—	162,473	1,145	(261,041)	—	(109,101)	(5,167)	(114,268)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	(11,678)	369,589	—	—	162,473	1,145	(261,041)	—	260,488	21,860	282,348
Shareholders transactions:
Treasury stocks	—	(44,932)	—	—	—	—	—	—	—	—	—	—	—	—	(44,932)	(700)	(45,632)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	7,052	7,052	63	7,115
Stock option exercised during the period	—	1,398	—	—	—	(448)	—	—	—	—	—	—	—	—	950	—	950
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,446)	(22,446)
Supplementary dividend	—	—	—	—	—	211	—	—	—	—	—	—	—	—	211	—	211
Balance as of March 31, 2012 (Note 16)	19,249,181	(280,733)	11,597	407,615	428,465	7,798,922	(299,480)	369,589	(1,726,674)	1,696	(154,593)	1,145	(647,070)	61,578	25,221,238	1,521,111	26,742,349

Balance as of January 1, 2013 (Note 16)	19,249,181	(290,240)	11,597	478,897	490,891	8,677,799	(467,377)	—	(1,728,627)	1,620	(681,793)	(1,702)	1,421,334	84,024	27,245,604	1,552,313	28,797,917
Net income	—	—	—	—	—	—	—	148,192	—	—	—	—	—	—	148,192	11,343	159,535
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	—	—	68,780	482	(443,643)	—	(374,381)	(14,614)	(388,995)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	148,192	—	—	68,780	482	(443,643)	—	(226,189)	(3,271)	(229,460)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	5,801	5,801	27	5,828
Stock option exercised during the period	—	2,748	—	—	—	(2,428)	—	—	—	—	—	—	—	—	320	29	349
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(8,741)	—	—	—	—	—	(8,741)	(89,679)	(98,420)
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(963)	(963)
Balance as of March 31, 2013 (Note 16)	19,249,181	(287,492)	11,597	478,897	490,891	8,675,371	(467,377)	148,192	(1,737,368)	1,620	(613,013)	(1,220)	977,691	89,825	27,016,795	1,458,456	28,475,251

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2013	March 31, 2012

Cash flows from operating activities
Net income for the period		159,535	396,616
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	20	464,120	437,946
Equity in earnings of unconsolidated companies	8	(16,671)	(30,885)
Exchange variation, net	21	(21,414)	(55,840)
Losses on financial instruments, net	21	6,134	11,284
Post-employment benefits		30,601	37,911
Stock based remuneration		5,069	13,687
Income tax	7	(10,698)	76,293
(Gains) Losses on disposal of property, plant and equipment and investments, net		(37,718)	44
Allowance for doubtful accounts		8,793	9,667
Provision for tax, labor and civil claims		57,982	52,656
Interest income on investments	21	(13,394)	(63,105)
Interest expense on loans	21	202,030	188,356
Interest on loans with related parties	15	(1,352)	(983)
Provision for net realizable value adjustment in inventory	6	36,207	38,764
Release of allowance for inventory against cost upon sale of the inventory	6	(45,661)	(9,917)
		823,563	1,102,494
Changes in assets and liabilities
Increase in trade accounts receivable		(811,737)	(429,025)
Decrease (Increase) in inventories		297,673	(413,105)
Increase in trade accounts payable		44,533	49,076
Decrease (Increase) in other receivables		87,822	(65,007)
Decrease in other payables		(68,170)	(292,638)
Dividends from jointly-controlled entities		822	9,290
Purchases of trading securities		(164,534)	(442,335)
Proceeds from maturities and sales of trading securities		467,542	1,530,985
Cash provided by operating activities		677,514	1,049,735

Interest paid on loans and financing		(190,339)	(187,220)
Income and social contribution taxes paid		(21,200)	(47,146)
Net cash provided by operating activities		465,975	815,369

Cash flows from investing activities
Additions to property, plant and equipment	9	(571,490)	(691,254)
Proceeds from sales of property, plant and equipment, investments and other intangibles		117,349	279
Additions to other intangibles		(27,311)	(45,797)
Advance for capital increase in jointly-controlled entity		—	(92,249)
Payment for business acquisitions, net of cash of acquired entities	3.6	(27,238)	—
Net cash used in investing activities		(508,690)	(829,021)

Cash flows from financing activities
Reduction of capital by non-controlling interests in subsidiaries		(59,385)	(28,836)
Purchase of treasury shares		—	(45,632)
Proceeds from exercise of shares		2,748	950
Dividends and interest on capital paid		(36,422)	(150,837)
Proceeds from loans and financing		1,271,092	307,543
Repayment of loans and financing		(841,896)	(210,143)
Intercompany loans, net		(22,223)	37,668
Increase in controlling interest in subsidiaries	3.6	(33,090)	—
Put-Options on non-controlling interest		(599,195)	—
Net cash used in financing activities		(318,371)	(89,287)

Exchange variation on cash and cash equivalents		(16,733)	(14,913)

Decrease in cash and cash equivalents		(377,819)	(117,852)
Cash and cash equivalents at beginning of period		1,437,235	1,476,599
Cash and cash equivalents at end of period		1,059,416	1,358,747

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, primarily through a production process which utilizes electric furnaces along with scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), but also produces steel from iron ore (through blast furnaces and direct reduction).  The Company’s products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on May 06, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2013 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2012, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2012, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 1, 2013. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard addresses aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limits the use of proportional consolidation just for joint operations, and also establishes the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company has already adopted the equity accounting method for investments in associates and jointly-controlled entities and has not performed the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

consolidation of these investments. As a result, the changes of this standard did not impact the Company’s Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard addresses aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 addresses aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopted the equity accounting method for its investments in associate companies and jointly-controlled entities and the changes of this standard did not impact the Company’s Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes on defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses be recognized immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized in its Consolidated Financial Statements to reflect the full amount of the plan deficit or surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 addresses aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company changed the presentation of its statement of comprehensive income and started to present its comprehensive income items into “Items that may be reclassified subsequently to profit or loss” and “Items that will not be reclassified to profit or loss”.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation addresses aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. This amendment addresses disclosure issues related to the offsetting of financial assets and liabilities including rights and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IFRS 1 — First-time Adoption of International Financial Reporting Standards — Government Loans

In March 2012, the IASB revised IFRS 1. This change of IFRS 1 addresses an exception for the retrospective adoption of requirements of IFRS 9 and IAS 20 in government loans that are in place in the IFRS transition date. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The changes of this standard did not impact the Company’s Financial Statements since it already adopted IFRS 1.

IFRS Annual improvements of May 2012

In May 2012, the IASB revised the standards IFRS 1, IAS 1, IAS 16, IAS 32, IFRIC 2 and IAS 34. These revised standards are effective for years beginning on or after January 1, 2013. The changes of these standards did not impact the Company’s Financial Statements.

IFRS 10, IFRS 11 and IFRS 12 — Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance — Amendments to IFRS 10, IFRS 11 and IFRS 12

In June 2012, the IASB revised IFRS 10, IFRS 11 and IFRS 12, which address aspects related to the first time adoption of these standards and aspects related to adjustments to comparative disclosures. These revised standards are effective for years beginning on or after January 1, 2013. The changes of these standards did not impact the Company’s Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

IFRS 9 and IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company does not expect any impact of adopting these revised standards on its Consolidated Financial Statements.

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company does not expect any impact of adopting this revised standard on its Consolidated Financial Statements.

IFRS 10, IFRS 12 and IFRS 27 — Investment Entities

In October 2012, the IASB issued a revised IFRS 10, IFRS 12 and IAS 27, which define an investment entity and introduce an exception to consolidation of subsidiaries by an investment entity, establishing the accounting treatment in these cases. These revised standards are effective for years beginning on or after January 1, 2014. The Company does not expect any impact of adopting these revised standards on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended March 31, 2013, compared to those existing on December 31, 2012, except by the operation described at Note 3.4, 3.5 and 13.f

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended March 31, 2013, compared to those existing on December 31, 2012.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended March 31, 2013, compared to those existing in December 31, 2012, except for the selling, on March 25, 2013, of the entire interest in the associate Maco Holdings Ltda., which is an entity that holds pine reforestation assets in the state of Santa Catarina, for the related party Açoter Participações Ltda. The sale price was R$ 104.9 million. This amount was determined based on valuation, carried out by independent specialized companies, of the fair value of assets and liabilities that comprise the equity of Maco and resulted in a gain of R$ 30,527 presented in the Statement of Income in the row “Other operating income”.

3.4 — Acquisition of control of an entity

On January 31, 2013, the Company acquired certain operating assets and assumed certain operating liabilities from Cycle Systems, Inc (“Cycle Systems”) in the amount of US$ 13,699 thousands (equivalent to R$ 27,238 at the acquisition date). Cycle Systems, headquartered in Roanoke, Va. operates nine scrap yard locations throughout Virginia, including a “Shredder” and a number of feeder yards, processing approximately 185,000 tons of scrap per year.

The table below summarizes the preliminary fair value measurements of the assets acquired and liabilities at the acquisition date:

	Book Value	Fair Value Adjustments	Fair Value Upon acquisition
Current assets	13,919	—	13,919
Property, Plant and Equipment	17,280	—	17,280
Goodwill	—	1,006	1,006
Current liabilities	(4,967)	—	(4,967)
Net assets (liabilities) acquired	26,232	1,006	27,238

Amounts related to net sales and accounts receivables, attributed to Cycle Systems and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Cycle Systems, since the acquisition date until March 31, 2013, generated a net loss of R$ 2.6 million. In addition, the amount of net sales and net profit generated by this entity during the period ended on March 31, 2013, had it been acquired at the beginning of that period, would not have been material.

3.5 — Acquisition of additional interest in subsidiaries

a) Gerdau Steel India Ltd.

The Company acquired an additional interest of 4.14% in subsidiary Gerdau Steel India Ltd. (formerly named Kalyani Gerdau Steel Ltd.). The amount paid for the transaction was R$ 18,151 and, as a result of the transaction and in accordance with IAS 27, the Company recognized in equity, under the row “Effects of interest changes in subsidiaries”, the amount R$ 8,090, which is the difference between the amount paid and the amount of the non-controlling interests in the net assets acquired.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Gerdau Hungria Holdings LLC

The Company acquired an additional interest of 1% in the subsidiary Gerdau Hungria Holdings LLC. The amount paid was R$ 14,939 and, as a result of the transaction and in accordance with IAS 27, the Company recognized in equity, under the row “Effects of interest changes in subsidiaries”, the amount of R$ (385), which is the difference between the amount paid and the amount of the non-controlling interests in the net assets acquired.

3.6 — Total cash paid for business combinations and interest increases in already controlled subsidiaries

	March 31, 2013	March 31, 2012
Companies / interest acquired
Acquisition of control
Cycle Systems Inc.	27,238	—
	27,238	—

Interest increase in subsidiaries
Gerdau Steel India Ltd.	18,151	—
Gerdau Hungria Holdings LLC	14,939	—
	33,090	—

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2013	December 31, 2012
Cash	9,142	6,377
Banks and immediately available investments	1,050,274	1,430,858
Cash and cash equivalents	1,059,416	1,437,235

Short term investments

	March 31, 2013	December 31, 2012
Held for trading	772,299	1,059,605
Short-term investments	772,299	1,059,605

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2013	December 31, 2012
Trade accounts receivable - in Brazil	1,720,463	1,227,610
Trade accounts receivable - exports from Brazil	170,202	300,669
Trade accounts receivable - foreign subsidiaries	2,663,127	2,252,488
(-) Allowance for doubtful accounts	(103,364)	(85,386)
	4,450,428	3,695,381

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	March 31, 2013	December 31, 2012
Finished products	3,344,043	3,555,116
Work in progress	1,952,764	1,961,380
Raw materials	1,923,025	2,188,582
Storeroom supplies	962,613	1,038,708
Advances to suppliers	256,532	159,594
Imports in transit	251,300	285,474
(-) Allowance for adjustments to net realizable value	(153,751)	(167,312)
	8,536,526	9,021,542

The allowance for adjustment to net realizable value is mainly related to the reduction in cost, or the adjustment to market, of certain raw materials acquired by the Company and that had a decrease in the sale price of finished products. Based on the estimated production costs to convert these raw materials to finished products, the resulting estimated finish product cost was in excess of the estimated sales price less estimated cost of sales, thus, the Company recognized adjustments to net realizable values, as follows:

Balance as of January 1, 2012	(98,711)
Provision for adjustments to net realizable value	(141,121)
Reversal of adjustments to net realizable value	86,710
Exchange rate variation	(14,190)
Balance as of December 31, 2012	(167,312)
Provision for adjustments to net realizable value	(36,207)
Reversal of adjustments to net realizable value	45,661
Exchange rate variation	4,107
Balance as of March 31, 2013	(153,751)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the three-month period ended on March 31, 2013 the amounts of R$ 8,257,339 and R$ 447,634 (R$ 8,092,895 and R$ 476,266 as of March 31, 2012), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements.

For the three-month period ended on March 31, 2013, the cost of sales include the amounts of R$ 36,207 (R$ 38,764 as of March 31, 2012) related to the provision for adjustments to net realizable value of inventories and R$ 45,661 (R$ 9,917 as of March 31, 2012) related to the reversal of adjustments to net realizable value of inventories.

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil used R$ 3,215 for the three-month period ended on March 31, 2013, (R$ 1,646 for the three-month period ended on March 31, 2012) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represents R$ 554 for the three-month period ended on March 31, 2013 (R$ 0 for the three-month period ended on March 31, 2012). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of March 31, 2013, the Company had tax loss carryforwards arising from its operations in Brazil of R$ 656,808 for income tax (R$ 539,676 as of December 31, 2012) and R$ 1,412,489 for social contribution tax (R$ 1,252,564 as of December 31, 2012), representing a deferred tax asset of R$ 291,326 (R$ 247,650 as of December 31, 2012). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets,

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

the Company has not recorded a portion of the tax asset of R$ 201,330 (R$ 195,280 as of December 31, 2012), due to the Company’s inability to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

On January 1, 2013, the subsidiary Gerdau Ameristeel amalgamated with Gerdau Steel North America, Inc. (GSNAI) and as a result of the amalgamation, the Company has included R$ 21,381 of additional deferred tax asset related to tax loss carryforwards. As of March 31, 2013 and December 31, 2012, the subsidiary Gerdau Ameristeel had a deferred tax asset of R$ 165,504 and R$ 151,920, respectively, for tax loss carry forwards in Canada. These tax loss carryforwards expire on various dates between 2025 and 2032. The subsidiary believes it is probable that these deferred tax benefits will be realized through the generation of future taxable income and, historically, the subsidiary has been able to generate sufficient taxable income to utilize tax benefits associated with previous tax loss carry forwards.

As of March 31, 2013, the subsidiary Gerdau Ameristeel had R$ 259,790 (R$ 142,673 on December 31, 2012) of tax losses over capital losses for which no deferred tax assets were recognized. Part of this amount, R$ 134,510, is derived from tax losses related to the amalgamation with GSNAI and also from foreign currency transactions. The remaining balance relates primarily to long-term investment losses recognized by Gerdau Ameristeel and currently does not have an expiration date, except for the amounts of R$ 68,771 and R$ 1,643 included in the balance sheet as of March 31, 2013 that expire on 2015 and 2016, respectively (R$ 69,786 and R$ 1,667 as of December 31, 2012). The subsidiary had several state tax losses totaling R$ 145,336 (R$ 144,982 at March 31, 2012), which have not been recognized and expire at various dates between 2013 and 2032. The subsidiary also had R$ 91,141 as of March 31, 2013 (R$ 92,485 as of December 31, 2012) of state tax credits which have not been recognized in the Consolidated Balance Sheets. These credits expire at various dates between 2015 and 2018, except for an amount of R$ 6,279 (R$ 6,372 at December 31, 2012), which does not have an expiration date.

In Brazil, income taxes include the federal income tax (IR) and social contribution (CS), which represent an additional federal income tax. The applicable tax rates for income tax and social contribution are 25% and 9%, respectively, for the period of three months ended on March 31, 2013 and 2012. Beyond the domestic tax rates mentioned above, the Company is also subject to taxes on income in its subsidiaries abroad, which tax rate ranges between 20% and 38.5%. The difference between the tax rates in Brazil and the tax rates in other countries are presented in the reconciliation of income tax and social contribution adjustments on net income in the line “difference in tax rates in foreign companies”.

Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	For the three-month period ended
	March 31, 2013	March 31, 2012
Income before income taxes	148,837	472,909
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(50,605)	(160,789)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(23,297)	(26,761)
- Equity in earnings of unconsolidated companies	5,668	10,501
- Interest on equity	328	—
- Tax credits and incentives	3,761	1,591
- Tax deductible goodwill recorded in statutory books	89,707	89,707
- Other permanent differences, net	(14,864)	9,458
Income and social contribution taxes	10,698	(76,293)
Current	(73,594)	(126,731)
Deferred	84,292	50,438

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 8 — INVESTMENTS

I) Associates and jointly-controlled entities

	Joint Ventures			Associate companies
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Goodwill (b)	Total
Balance as of January 1, 2012	266,520	49,488	(4,723)	106,726	19,784	179,961	83,691	138,366	104,045	1,290	410,143	1,355,291
Equity in earnings	28,757	(5,957)	(17,102)	18,335	(548)	(17,501)	5,689	(10,344)	7,024	—	—	8,353
Cumulative Translation Adjustment	25,420	8,476	(19,436)	—	4,090	14,735	14,392	13,854	—	—	44,616	106,147
Capital increase	—	—	159,592	—	—	—	—	—	—	—	—	159,592
Dividends/Interest on equity	(42,486)	—	—	(3,280)	—	—	—	—	(11,292)	—	—	(57,058)
Reclassification of goodwill upon acquisition of control	—	—	28,389	—	—	—	—	—	—	—	(28,389)	—
Acquisition of control (note 3.4)	—	—	(146,720)	—	—	—	—	—	—	—	—	(146,720)
Balance as of December 31, 2012	278,211	52,007	—	121,781	23,326	177,195	103,772	141,876	99,777	1,290	426,370	1,425,605
Equity in earnings	15,594	(1,370)	—	4,507	(22)	(894)	(2,407)	—	1,263	—	—	16,671
Cumulative Translation Adjustment	(4,657)	2,064	—	—	(1)	523	4,196	(1,144)	—	—	3,017	3,998
Capital reduction	—	—	—	—	—	—	—	—	(26,663)	—	—	(26,663)
Acquisition/Disposal of investment	—	—	—	—	—	—	—	—	(74,377)	—	—	(74,377)
Dividends	(822)	—	—	—	—	—	—	—	—	—	—	(822)
Balance as of March 31, 2013	288,326	52,701	—	126,288	23,303	176,824	105,561	140,732	—	1,290	429,387	1,344,412

a) Joint Ventures North America

Companies: Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail.

b) Goodwill

	March 31, 2013	December 31, 2012
Dona Francisca Energética S.A.	17,071	17,071
Grupo Multisteel Business Holdings Corp.	45,469	46,195
Corsa Controladora S.A. de C.V.	169,934	163,269
Corporación Centroamericana del Acero, S.A.	196,913	199,835
	429,387	426,370

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on March 31, 2013, acquisitions amounted to R$ 571,491 (R$ 691,254 as of March 31, 2012), and disposals amounted to R$ 5,254 (R$ 323 as of March 31, 2012).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended March 31, 2013 amounted to R$ 26,509 (R$ 18,975 as of March 31, 2012).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 196,336 as of March 31, 2013 (R$ 525,220 as of December 31, 2012).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2012	9,370,268	(214,479)	9,155,789
(+/-) Foreign exchange effect	855,606	(17,371)	838,235
(+) Reclassification upon acquisition of control	28,389	—	28,389
(+) Additions	10,983	—	10,983
Balance as of December 31, 2012	10,265,246	(231,850)	10,033,396
(+/-) Foreign exchange effect	(202,946)	6,614	(196,332)
(+) Additions	1,006	—	1,006
Balance as of March 31, 2013	10,063,306	(225,236)	9,838,070

	March 31, 2013	December 31, 2012
Brazil	511,776	513,711
Special Steels	2,197,975	2,239,566
Latin America	714,164	770,843
North America	6,414,155	6,509,276
	9,838,070	10,033,396

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	March 31, 2013	December 31, 2012
Short term financing in Brazilian reais
Working capital	5.95%	399,847	393,579
Short term financing in foreign currency
Working capital (US$)	1.70%	1,719,994	943,790
Working capital (€)	2.93%	91,641	64,190
Working capital (Clp$)	1.45%	9,968	2,096
Working capital (Cop$)	7.12%	231,942	172,105
Working capital (PA$)	14.06%	28,643	38,102
Working capital (Mxn$)	6.53%	222,025	180,414
Financing of property, plant and equipment and others (US$)	2.49%	9,844	6,764
Financing of investment (INR)	10.80%	4,699	5,133
		2,718,603	1,806,173
Plus current portion of long-term financing		461,483	518,201
Short term financing plus current portion of long-term financing		3,180,086	2,324,374

Long-term financing in Brazilian reais
Working capital	9.46%	261,887	263,774
Financing of property, plant and equipment	7.42%	1,550,465	1,610,981
Financing of investment	7.15%	4,982	4,974
Long-term financing in foreign currency
Working capital (US$)	2.64%	800,922	1,318,628
Working capital (€)	2.93%	43,088	56,154
Working capital (Mxn$)	6.53%	24,480	27,956
Working capital (COP$)	7.15%	229,768	248,924
Working capital (PA$)	14.06%	415	618
Ten Year Bonds (US$)	6.71%	8,131,994	8,274,411
Advances on export contracts (US$)	5.91%	37,261	54,356
Financing of investment (US$)	4.75%	136,197	188,178
Financing of investment (INR)	10.80%	203,379	143,276
Financing of property, plant and equipment and others (US$)	3.19%	340,884	51,839
		11,765,722	12,244,069
Less: current portion		(461,483)	(518,201)
Long term financing minus current portion		11,304,239	11,725,868
Total financing		14,484,325	14,050,242

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

(*) Weighted average effective interest costs on March 31, 2013.

Loans and financing denominated in Brazilian Reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	March 31, 2013	December 31, 2012
Brazilian Real (R$)	2,217,181	2,273,308
U.S. Dollar (US$)	11,177,096	10,837,966
Euro (€)	134,729	120,344
Colombian Peso (Cop$)	461,710	421,029
Argentine Peso (PA$)	29,058	38,720
Chilean Peso (Clp$)	9,968	2,096
Mexican Peso (Mxn$)	246,505	208,370
Indian rupee (INR)	208,078	148,409
	14,484,325	14,050,242

Timeline of installment payments of long-term loans and financing is as follows:

	March 31, 2013	December 31, 2012
2014 (*)	876,976	1,054,654
2015	746,743	1,113,093
2016	543,227	326,199
2017	3,302,723	3,330,154
2018 and after	5,834,570	5,901,768
	11,304,239	11,725,868

(*) For the period as of March 31, 2013, the amounts represents payments from April 01, 2014 to December 31, 2014.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following is a brief description of the financial covenants required under the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs) as defined in the bank agreements. The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of March 31, 2013 such covenant was 3.6 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA as defined in the bank agreements. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of March 31, 2013 such covenant was 3.8 times;

III) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of March 31, 2013 the current ratio was 1.7 times.

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except item III, which refers to Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of a declaration of default by the creditors which could cause the loans to become currently due and payable.

The Company has established new financial covenant standards in which cash, cash equivalents and financial net sales are considered in the ratios calculations. In accordance with this new strategy, any new financial agreement of the Company and its subsidiaries, which has financial covenants, follows the new standard. The new financial covenants standard is: Net Debt / EBITDA must be less than or equal to 4 and EBITDA / Net Financial Expenses must be greater than or equal to 3. As of March 31, 2013, the Net Debt / EBITDA was 3.3 times and the EBITDA / Net financial expense was 4.9 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by global economics and the steel market.

NOTE 12 — DEBENTURES

	General	Quantity as of March 31, 2013
Issuance	Meeting	Issued	Held in treasury	Maturity	March 31, 2013	December 31, 2012
3rd- A and B	May 27,1982	144,000	121,509	06/01/2021	86,941	90,540
7th	July 14, 1982	68,400	50,632	07/01/2022	88,877	117,936
8th	November 11, 1982	179,964	133,267	05/02/2013	152,606	257,979
9th	June 10, 1983	125,640	47,622	09/01/2014	32,538	30,948
11th - A and B	June 29, 1990	150,000	129,443	06/01/2020	97,478	120,910
Total Consolidated					458,440	618,313

Current					152,606	257,979
Non-current					305,834	360,334

Maturities of long-term amounts are as follows:

	March 31, 2013	December 31, 2012
2014 (*)	32,538	30,948
2020 on	273,296	329,386
	305,834	360,334

(*) For the period as of March 31, 2013, the amounts represents payments from April 01, 2014 to December 31, 2014.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 1.61% and 2.45% for the three-month period ended on March 31, 2013 and March 31, 2012, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten Years bonds, other financing, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	March 31, 2013		December 31, 2012
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	1,059,416	1,059,416	1,437,235	1,437,235
Short-term investments	772,299	772,299	1,059,605	1,059,605
Trade accounts receivable	4,450,428	4,450,428	3,695,381	3,695,381
Related parties	156,071	156,071	132,478	132,478
Unrealized gains on derivatives	3,044	3,044	—	—
Other current assets	239,984	239,984	259,886	259,886
Other non-current assets	230,653	230,653	231,130	231,130
Liabilities
Trade accounts payable	3,020,181	3,020,181	3,059,684	3,059,684
Ten Year Bonds	8,274,411	9,268,071	8,274,411	9,390,609
Other financing	6,209,914	6,209,914	5,775,831	5,775,831
Payroll and related liabilities	460,666	460,666	558,634	558,634
Debentures	458,440	458,440	618,313	618,313
Related parties	11	11	15	15
Other current liabilities	347,735	347,735	358,673	358,673
Other non-current liabilities	254,653	254,653	271,818	271,818
Put options on non controlling interest	—	—	607,760	607,760
Unrealized losses on derivatives	6,459	6,459	8,199	8,199

The fair value of the Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, their net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to their liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/adjusted EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 11) and debentures (note 12). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Gross debt/EBITDA	less or equal to 4 times
Interest Coverage Ratio	greater or equal to 3 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Impacts on Statements of Income

Assumptions	Percentage of change	March 31, 2013	March 31, 2012
Foreign currency sensitivity analysis	5%	183,965	145,342
Interest rate sensitivity analysis	0.1%	66,706	62,071
Sensitivity analysis of changes in prices of products sold	1%	91,656	91,994
Sensitivity analysis of changes in raw material and commodity prices	1%	59,081	58,417
Sensitivity analysis of interest rate swaps	0.1%	733	1,337
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	7,543	10,071

Foreign currency sensitivity analysis: As of March 31, 2013, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 183,965 and R$ 115,443 after the effects of changes in the net investment hedge described in note 13.g, as of March 31, 2013 (R$ 145,342 and R$ 83,441 of March 31, 2012, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on the average interest rate applicable to the floating part of its debt. The impact calculated considering this variation in the interest rate totals R$ 66,706 as of March 31, 2013 (R$ 62,071 as of March 31, 2012) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products because of the commodities market in which it operates. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 91,656 as of March 31, 2013 (R$ 91,994 as of March 31, 2012) and the variation in the price of raw materials and other inputs totals R$ (59,081) as of March 31, 2013 (R$ (58,417) as of March 31, 2012). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 0.1% in the interest curve represents an income of R$ 733 (income of R$ 1,337 as of March 31, 2012) and a decrease of 0.1% change in the interest curve represents an expense of R$ 733 (expense of R$ 1,337 as of March 31, 2012). On March 31, 2013, these effects would be recognized in the statement of comprehensive income in the amount of R$ 733 (R$ 1,277 in the statement of income and R$ 60 in the statement of comprehensive income on March 31, 2012). The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso represents a gain of R$ 7,543 as of March 31, 2013 (R$ 10,071 as of March, 31 2012) and a decrease of 5% on the US Dollar against the Colombian Peso represents a loss of R$ 7,543 as of March 31, 2013 (R$ 10,071 as of March 31, 2012). The Dollar/Colombian Peso forward contracts were entered into to hedge liabilities and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed are presented in note 13.e.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2013 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	1,059,416	—	1,059,416
Short-term investments	—	772,299	772,299
Unrealized gains on financial instruments	—	3,044	3,044
Trade accounts receivable	4,450,428	—	4,450,428
Related parties	156,071	—	156,071
Other current assets	239,984	—	239,984
Other non-current assets	230,653	—	230,653
Total	6,136,552	775,343	6,911,895
Financial result	27,387	17,250	44,637

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,020,181	3,020,181
Ten Year Bonds	—	—	8,274,411	8,274,411
Other financing	—	—	6,209,914	6,209,914
Payroll and related liabilities	—	—	460,666	460,666
Debentures	—	—	458,440	458,440
Related parties	—	—	11	11
Other current liabilities	—	—	347,735	347,735
Other non-current liabilities	—	—	254,653	254,653
Unrealized losses on financial instruments	7,096	(637)	—	6,459
Total	7,096	(637)	19,026,011	19,032,470
Financial result	(9,990)	—	(226,844)	(236,834)

December 31, 2012 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Total
Cash and cash equivalents	1,437,235	—	1,437,235
Short-term investments	—	1,059,605	1,059,605
Trade accounts receivable	3,695,381	—	3,695,381
Related parties	132,478	—	132,478
Other current assets	259,886	—	259,886
Other non-current assets	231,130	—	231,130
Total	5,756,110	1,059,605	6,815,715
Financial income	296,059	156,221	452,280

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,059,684	3,059,684
Ten Year Bonds	—	—	8,274,411	8,274,411
Other financing	—	—	5,775,831	5,775,831
Payroll and related liabilities	—	—	558,634	558,634
Debentures	—	—	618,313	618,313
Related parties	—	—	15	15
Other current liabilities	—	—	358,673	358,673
Other non-current liabilities	—	—	271,818	271,818
Put options on non-controlling interest	—	—	607,760	607,760
Unrealized losses on financial instruments	7,154	1,045	—	8,199
Total	7,154	1,045	19,525,139	19,533,338
Financial income	(19,130)	—	(1,221,893)	(1,241,023)

As of March 31, 2013, the Company has derivative financial instruments such as interest rate swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines, as well as to manage volatility in cash flows. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Condensed Consolidated Interim Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The subsidiary Diaco S.A. has Non Deliverable Forwards, with a notional amount of US$ 20.0 million (R$ 40,276 as of March 31, 2013) and a maturity date on July 18, 2014. These transactions were contracted to hedge against the US dollar exposure from the global credit line. The fair value of these contracts represented a gain of R$ 631 and it is presented in the consolidated statement of income. The counterparties of these transactions are Banco Davivienda and Bancolombia banks.

The subsidiary Diaco S.A. has Non Deliverable Forwards, with a notional amount of US$ 60.0 million (R$ 120,828 as of March 31, 2013) with maturity date on June 11, 2013. This transaction was contracted to hedge against the exchange exposure arising on the US dollar financing, referred to the global credit line. The fair value of this contract represents a

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

gain of R$ 3,215 and it was presented in the consolidated statement of income. The counterparties to this transaction are the banks JPMorgan and BNP Paribas.

The prospective and retrospective testing made for the above financial instruments did not identify any amount of ineffectiveness.

Swap Contracts

Interest rate swap

On January 10, 2013, the subsidiary Gerdau Hungria Holding LLC entered into an NDF with a notional amount of US$ 296,6 million (R$ 584,9 million), settled on February, 21, 2013. This transaction was contracted to hedge against the exchange exposure arising on the Euro financing, relating to the acquisition of 40% of the interest on Corporación Sidenor S.A. (currently Gerdau Holdings Europa S.A.). The fair value of this contract represents a loss of R$ 9,576 and it has been presented in the consolidated statement of income. The counterparty to this transaction was JPMorgan.

The subsidiary Siderúrgica del Perú S.A. - Siderperú entered into an interest rate swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a nominal value of US$ 25.0 million (R$ 50,345 as of March 31, 2013) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the subsidiary took on debt in US dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of March 31, 2013 results in a loss of R$ 1,109 presented in the statement of comprehensive income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with a notional value of US$ 350 million (R$ 704,830 as of March 31, 2013) and a maturity date of June 22, 2015, on which the financial charges agreed to on the debt contract with Banco do Brasil, equivalent to LIBOR plus a percentage of interest, are exchanged for pre-determined interest rates. The fair value of this contract as of March 31, 2013 is a loss of R$ 4,720 presented in the statement of comprehensive income. From May 01, 2012, the Company designated this swap as a cash flow hedge and, therefore, the effects have been recognized in other comprehensive income. The counterparts of this transaction are HSBC, Citibank and Morgan Stanley.

Guarantee Margins

The Company has derivative financial instruments contracts, which could result in the constitution of deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of March 31, 2013, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Change in fair value for the year recognized in				Fair value as of
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
	Position		March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Forward
Diaco S.A			—	—	—	(8,897)	—	—	—	—	—	—
Diaco S.A			US$20.0 million	US$20.0 million	631	—	—	—	—	—	(630)	(1,535)
Diaco S.A			US$60.0 million	—	3,215	—	—	—	3,044	—	—	—
					3,846	(8,897)	—	—	3,044	—	(630)	(1,535)

Swap contracts
Interest rate swap
Siderúrgica del Perú S.A.A. - Siderperú	receivable under the swap	Libor 6M + 0.90%	US$25.0 million	US$25.0 million	(404)	(956)	440	2,267	—	—	(1,109)	(1,646)
	payable under the swap	5.50%
Gerdau Açominas S.A.	receivable under the swap	Libor 6M + 2.30%	US$350.0 million	US$350.0 million	—	(1,431)	197	(3,312)	—	—	(4,720)	(5,018)
	payable under the swap	3.28%
Gerdau Hungria Holding Liability Company	payable under the swap	1.32%	—	—	(9,576)	—	—	—	—	—	—	—
					(9,980)	(2,387)	637	(1,045)	—	—	(5,829)	(6,664)
					(6,134)	(11,284)	637	(1,045)	3,044	—	(6,459)	(8,199)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2013	December 31, 2012
Unrealized gains on derivatives
Current assets	3,044	—
	3,044	—
Unrealized losses on derivatives
Current liabilities	—	(1,535)
Non-current liabilities	(6,459)	(6,664)
	(6,459)	(8,199)
Net effect	(3,415)	(8,199)

f) Put options on non-controlling interests

The Santander Group had the option to sell its interest in Sidenor (currently Gerdau Holdings Europa S.A.) to the Company after 5 years from the original date of purchase. On December 23, 2010, the Santander Group and the Company, extended the term of the put option to January 10, 2014. In October 2012, Santander exercised the option with settlement in January 2013. As a result of the settlement on January 9, 2013, for R$ 599,195, the Company acquired an additional 40% interest in Sidenor, from them on owning 100% of this subsidiary. The amount of the put-option on December 31, 2012 was R$ 607.760.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.25 billion, totaling US$ 2.75 billion. As a consequence, the effect of exchange rate changes on these debts has been recognized in comprehensive income, while the effect of taxation (income and social contribution taxes) is recognized in income.

Starting from April 1, 2012, with the objective of eliminating the tax effect from the exchange variance of these debts, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the operations of Ten Years Bonds. Thus, the exchange rate variance over the amount of US$ 1.96 billion will continue to be recognized in equity while the exchange rate variance on the portion of US$ 0.79 billion is recognized in income.

Additionally, the Company chose to designate as hedge part of the net investments in financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.4 billion, which were made in order to provide part of the resources for these investments acquisitions abroad.

Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss in the amount of R$ 69,455 (gain of R$ 163,421 on March 31, 2012).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Measurement of fair value:

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is Insignificant or does not exist.

As of March 31, 2013, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2013, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012

Current assets
Short-term investments Trading	772,299	1,059,605	467,831	985,714	304,468	73,891
Financial instruments	3,044	—	—	—	3,044	—
	775,343	1,059,605	467,831	985,714	307,512	73,891

Current liabilities
Financial instruments	—	1,535	—	—	—	1,535

Non-current liabilities
Financial instruments	6,459	6,664	—	—	6,459	6,664
	6,459	8,199	—	—	6,459	8,199
	781,802	1,067,804	467,831	985,714	313,971	82,090

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2013	December 31, 2012
a) Tax provisions	912,845	862,597
b) Labor provisions	202,622	200,205
c) Civil provisions	23,235	18,579
	1,138,702	1,081,381

a) Provision for tax issues

The increase in tax provisions relates, substantially, to the discussions concerning the compensation of PIS credits, the incidence of PIS and COFINS on other income and excluding the ICMS from the calculation basis for PIS and COFINS. In

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

relation to the demands of dealing with the exclusion of ICMS from the calculation basis for PIS and COFINS, the Company and its subsidiaries have been deposited in court the amounts involved.

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2013	December 31, 2012
Tax	915,689	872,272
Labor	48,475	45,932
Civil	3,977	4,374
	968,141	922,578

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	March 31, 2013	December 31, 2012
Assets
Associate companies
Armacero Ind. Com. Ltda.	16,119	9,287

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	73,731	56,243

Others
Fundação Gerdau	66,175	66,933
Others	46	15
	156,071	132,478

Liabilities
Parent company
Metalúrgica Gerdau S.A.	(11)	—
Others
Others	—	(15)
	(11)	(15)

	For the three-month period ended
	March 31, 2013	March 31, 2012
Net financial income	1,352	983

b)             Commercial operations

In the three-month periods ended March 31, 2013 and 2012, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 183,225 as of March 31, 2013 (R$ 89,148 as of March 31, 2012) and purchases in the amount of R$ 106,781 as of March 31, 2013 (R$ 35,436 as of March 31, 2012). The net balance of accounts receivable totals R$ 87,579 as of March 31, 2013 (R$ 81,889 as of December 31, 2012).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Financial operations

	(Expenses)/Income
	For the three-month periods ended
	March 31, 2013	March 31, 2012
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(3,466)	(4,726)
Grupo Gerdau Empreendimentos Ltda. (**)	153	—

(*) Guarantees of certain financing in the amount of R$ 1,361,992 at March 31, 2013, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

d)             Guarantees granted

Related Party	Relationship	Type	Object	Original Amount	Maturity	Balance
Dona Francisca Energética S.A	Associate	Guarantee	Financing Agreements	152,020	Jun/13 - Dec/14	15,269
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	2,042,893	Jun/15 - Nov/17	1,153,878
Empresa Siderúrgica Del Peru S.A.A	Subsidiary	Guarantee	Financing Agreements	148,071	Unspecified	140,966
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Guarantee	Financing Agreements	443,147	Mar/14 - Apr/14	161,119
GTL Trade Finance Inc.	Subsidiary	Guarantee	10-year Bond	1,744,000	Oct/17	3,020,700
Diaco S.A.	Subsidiary	Guarantee	Financing Agreements	280,804	Apr/13 - Jul/14	322,208
Gerdau Aços Especiais S.A.	Subsidiary	Guarantee	Electricity Purchase/Sale Agreement	1,664	Sept/16	8,354
Gerdau Holding Inc.	Subsidiary	Guarantee	10-year Bond	2,188,125	Jan/20	2,517,250
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	102,529	Jul/15 - Jan/19	116,554
Industrias Nacionales C. por A.	Associate	Guarantee	Financing Agreements	112,852	Mar/14	42,001
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Working Capital Line	75,392	Oct/13	89,614
Gerdau Trade Inc.	Subsidiary	Guarantee	10-year Bond	2,117,750	Sept/20	2,517,250
Gerdau Açominas S.A.	Subsidiary	Guarantee	Financing Agreements	67,773	Jan/16	81,559
Gerdau Corsa S.A.P.I. de C.V.	Associate	Guarantee	Financing Agreements	123,293	Aug/14	147,046
Siderúrgica Tultitlán S.A. de C.V.	Subsidiary	Guarantee	Financing Agreements	20,434	Jun/14	21,937
Coquecol S.A.C.I.	Subsidiary	Guarantee	Financing Agreements	89,228	sep/13 - mar/14	88,994
Steelchem Trading Corporation	Associate	Guarantee	Financing Agreements	80,964	Mar/14 - Jun/14	80,552

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

e)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 192,000 as of March 31, 2013 (R$ 349,600 as of December 31, 2012), which corresponds to 45,708 debentures (90,233 as of December 31, 2012).

f)               Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 1.6% for the three-month period ended on March 31, 2013 (2.5% for the three-month period on March 31, 2012, respectively). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

g)             Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 14,364 for the three-month period ended on March 31, 2013 (R$ 32,792 for the three-month period ended on March, 2012, respectively).

NOTE 16 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2013		December 31, 2012
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,128,534,345	571,929,945	1,132,968,411
Repurchases	—	—	—	(2,693,000)
Exercise of stock option	—	175,279	—	558,363
Others	—	—	—	(2,299,429)
Balance at the end of the period	571,929,945	1,128,709,624	571,929,945	1,128,534,345

On March 31, 2013, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2013						December 31, 2012
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. e subsidiária*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	26,322,978	4.6	181,593,032	15.8	207,916,010	12.1	26,937,159	4.7	180,724,706	15.8	207,661,865	12.1
Foreign institutional investors	24,255,961	4.2	525,142,109	45.8	549,398,070	31.9	23,148,777	4.0	530,037,997	46.2	553,186,774	32.2
Other shareholders	71,638,352	12.5	169,132,999	14.8	240,771,351	14.0	72,131,355	12.6	164,930,158	14.4	237,061,513	13.8
Treasury stock	1,697,538	0.3	17,321,621	1.5	19,019,159	1.1	1,697,538	0.3	17,496,900	1.5	19,194,438	1.0
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2013				December 31, 2012
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	17,496,900	289,683	1,697,538	557	13,062,834	236,642
Repurchases	—	—	—	—	—	—	2,693,000	44,932
Exercise of stock option	—	—	(175,279)	(2,748)	—	—	(558,363)	(10,572)
Others	—	—	—	—	—	—	2,299,429	18,681
Balance at the end of the period	1,697,538	557	17,321,621	286,935	1,697,538	557	17,496,900	289,683

As of March 31, 2013, the Company had 17,321,621 preferred shares in treasury, totaling R$ 286,935. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During the first quarter of 2013, 175,279 shares were used upon exercise of stock options (193,567 during the period ended March, 31, 2012), with losses of R$ 2,749 (R$ 1,398 during the period ended March 31, 2012) which were recorded under Investment and Working Capital reserve. The average acquisition cost of these shares was R$ 16.57.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests — correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

NOTE 17 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2013			March 31, 2012
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	49,841	98,351	148,192	124,125	245,464	369,589

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,128,600,513		571,929,945	1,131,019,251

Earnings per share (in R$) — Basic	0.09	0.09		0.22	0.22

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	March 31, 2013	March 31, 2012
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	98,351	245,464
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	19	115
	98,370	245,579

Net income allocated to common shareholders	49,841	124,125
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(19)	(115)

	49,822	124,010

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,128,600,513	1,131,019,251
Potential increase in number of preferred shares outstanding in respect of stock option plan	635,590	1,582,463
Total	1,129,236,103	1,132,601,714

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.09	0.22

NOTE 18 — PROFIT SHARING

a) The profit sharing of the management of the Company is limited to 10% of net income, after deducting the income tax and compensation paid, in accordance with the Company’s by-laws; and

b) The profit sharing of the employees is based on achievement of operational targets and is allocated as cost of sales, sales expenses and as general and administrative expenses.

NOTE 19 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the “Long-Term Incentive Program” that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a)             Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price (*)	Balance on December 31, 2012	Granted	Forfeited	Exercised	Balance on March 31, 2013

2004	6.78	5 anos	16.83	803,518	—	—	(41,870)	761,648
2005	10.58	3 anos	16.83	356,905	—	—	(7,287)	349,618
2005	10.58	5 anos	16.83	771,370	—	—	(18,379)	752,991
2006	12.86	5 anos	16.83	1,433,940	—	(3,894)	(9,335)	1,420,711
2007	17.50	5 anos	16.83	1,198,564	—	(8,069)	(9,150)	1,181,345
2008	26.19	5 anos	16.83	1,009,678	—	(1,690)	—	1,007,988
2009	14.91	5 anos	16.83	1,990,027	—	(3,348)	(3,810)	1,982,869
2010	29.12	5 anos	16.83	1,500,098	—	(9,345)	(4,749)	1,486,004
2011	22.61	5 anos	16.83	1,220,102	—	(9,601)	(11,282)	1,199,219
2012	14.42	5 anos	16.83	2,157,178	—	(24,036)	(14,247)	2,118,895
2013	18.58	5 anos	16.83	—	1,947,563	(14,507)	—	1,933,056
				12,441,380	1,947,563	(74,490)	(120,109)	14,194,344

(*) Average quoted market price of a share during the period.

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price (*)	Balance on December 31, 2011	Granted	Forfeited	Exercised	Balance on December 31, 2012

2004	6.78	5 years	17.85	878,364	—	—	(74,846)	803,518
2005	10.58	3 years	17.85	375,028	—	—	(18,123)	356,905
2005	10.58	5 years	17.85	842,098	—	—	(70,728)	771,370
2006	12.86	5 years	17.85	1,521,126	—	—	(87,186)	1,433,940
2007	17.50	5 years	17.85	1,247,129	—	—	(48,565)	1,198,564
2008	26.19	5 years	17.85	1,052,812	—	(43,134)	—	1,009,678
2009	14.91	5 years	17.85	2,101,178	—	(48,559)	(62,592)	1,990,027
2010	29.12	5 years	17.85	1,572,819	—	(69,075)	(3,646)	1,500,098
2011	22.61	5 years	17.85	1,397,410	—	(168,687)	(8,621)	1,220,102
2012	14.42	5 years	17.85	—	2,277,080	(109,699)	(10,203)	2,157,178
				10,987,964	2,277,080	(439,154)	(384,510)	12,441,380

(*) Average quoted market price of a share during the period.

As of March 31, 2013 the Company has a total of 17,321,621 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

b) Status of the plan as of March 31, 2013:

	Grant
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Average
Total options granted	1,599,568	2,342,448	1,979,674	1,556,502	1,202,974	2,286,172	1,631,157	1,444,131	2,277,080	1,947,563
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	22.61	14.42	18.58	16.59
Fair value of options on the granting date - R$ per option (*)	5.77	1.86	4.33	15.30	10.55	6.98	13.07	11.32	9.78	10.01	7.21
Average exercise period on the grant date (years)	5	5	5	5	5	5	5	5	5	5

(*) Calculated considering the model of Black-Scholes.

The total of options exercisable on March 31, 2013 is 5,474,301 (4,564,297 on December 31, 2012).

The percentage by which shareholders’ interests could potentially be diluted if all options were exercised is approximately 0.9%.

The long-term incentive plans costs recognized in profit for the year were R$ 4,452 for the three-month period ended on March 31, 2013 (R$ 4,282 as of March 31, 2012).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Grant 2013	Grant 2012	Grant 2011	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	1.36%	2.18%	2.06%	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.22%	57.36%	57.15%	57.95%	57.81%	37.77%	38.72%	41.51%	38.72%	43.31%
Risk-free interest rate	9.23%	10.62%	11.85%	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until exercise	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by its employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of Gerdau Ameristeel approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Gerdau Ameristeel at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 20, 2013, an award of approximately US$ 9.7 million (R$ 19.5 million) was granted to participants under the EIP for 2013 performance. The Company issued 2,077,599 equity-settled SARs, 136,923 RSUs, and 273,846 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

On March 16, 2012, an award of approximately US$ 9.9 million (R$ 20.2 million) was granted to participants under the EIP for 2012 performance. The Company issued 1,504,780 equity-settled SARs, 97,516 RSUs, and 195,032 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On March 31, 2013, there were 1,953,685 cash-settled SARs and 1,000,779 stock options outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

During the three-month period ended on March 31, 2013 and March 31, 2012, the compensation costs recognized for all equity-settled awards were an expense of US$ 1.2 million (R$ 2.4 million) and US$ 1.7 million (R$ 3 million), respectively.

During the three-month period ended on March 31, 2013 and March 31, 2012, the compensation costs related to cash-settled awards were a gain of US$ 2.0 million (R$ 4.0 million) and a expense of US$ 3.6 million (R$ 6.4 million), respectively.

As of March 31, 2013 and December 31, 2012, the outstanding liability for share-based payment transactions included in other non-current liabilities of Gerdau Ameristeel was US$ 5.9 million (R$ 11.9 million) and US$ 8.9 million (R$ 18.3 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 4.0 million (R$ 8.0 million) and US$ 4.2 million (R$ 8.6 million) as of March 31, 2013 and December 31, 2012, respectively.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period. On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  Gerdau Ameristeel has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The grant date fair value of equity-settled SARs granted during the three-month period ended on March 31, 2013 and 2012 was US$ 3.16 and US$ 4.51 (R$ 6.31 and R$ 7.98), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2013	2012
Dividend yield	1.81%	2.09%
Volatility in the price of the share	51.08%	52.30%
Risk free interest rate	1.12%	1.43%
Expected period until exercise	6.50 years	6.50 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs entitle their holders to receive a certain number of common shares after a determined vesting period. The RSUs have a vesting period of five years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Expenses related to RSUs are recognized over the vesting period based on the fair value of the Company’s RSUs on the grant date and the awards that are expected to be granted. The fair value is calculated based on the closing price of the Company’s common shares on the grant date. The weighted average fair value of RSUs granted was US$ 7.51 and US$ 10.67 (R$ 15.00 and R$ 18.89) for the three-month period ended March 31, 2013 and March 31, 2012, respectively.

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals.  Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 7.51 and US$ 10.67 (R$ 15 and R$ 18.89) for the three-month period ended March 31, 2013 and March 31, 2012, respectively.

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted during the three-month period ended on March 31, 2013 and March 31, 2012.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The table below summarizes stock options for the three-month period ended on March 31, 2013 and for the year ended on December 31, 2012:

	March 31, 2013			December 31, 2012
	Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$
Available at beginning of the year	1,039,661	9.07	18.12	1,207,531	8.42	16.46
Options Exercised (a)	(31,425)	4.35	8.69	(150,586)	3.41	6.67
Options Forfeited	(7,457)	4.35	8.69	(17,284)	13.02	25.45
Available at the end of the year	1,000,779	9.26	18.50	1,039,661	9.07	17.73

Options exercisable at end of year	1,000,779	9.26	18.50	852,578	10.11	19.77

(a) The weighted-average price was based on the exercise date.

The summary of the stock options for the period ended on March 31, 2013 is as follows:

Exercise price range	Quantity available	Average period of grace (in years)	Average price of the year		Number exercisable at March 31, 2013
			US$	R$
US$ 4,35 (R$ 8,76)	573,189	5.9	4.35	8.69	573,189
US$ 11,89 a US$ 13,64 (R$ 23,94 a R$ 27,47)	258,344	3.7	13.20	26.37	258,344
US$ 19,84 (R$ 39,95)	169,246	4.9	19.84	39.63	169,246
	1,000,779				1,000,779

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc. and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. ADRs at the date the award of phantom stock is made, based in the average price of Preferred Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 2.2 million (R$ 4.39 million) was earned by participants in the first semester of 2013 and was granted 49.7% in SARs, 33.5% in Performance Shares and 16.8% in Restrict Shares. In 2012 an award of approximately US$ 1.7 million (R$ 3.5 million) was granted to the employees and was issued 52% in SAR’s, 31% in Performance Shares and 17% in Restrict Shares.

The subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance Shares

	Grant 2013	Grant 2012
Dividend Yield	1.81%	2.09%
Volatility in the price of share	51.08%	52.30%
Risk free interest rate	1.12%	1.43%
Expected period until exercise	5.00 years	4.01 years

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

SARS, Restricted and Phantom Shares

	Grant 2013	Grant 2012
Dividend Yield	1.81%	2.09%
Volatility in the price of share	51.08%	52.30%
Risk free interest rate	1.12%	1.43%
Expected period until exercise	6.50 years	5.51 years

As of March 31, 2013 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 4.08 million (R$ 8.22 million), and the average period for recognizing these costs was 4.98 years.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2013	March 31, 2012
Depreciation and amortization	(464,120)	(437,946)
Labor expenses	(1,437,487)	(1,336,973)
Raw material and consumption material	(5,908,098)	(5,841,710)
Freight	(447,634)	(476,266)
Other expenses/income, net	(583,853)	(567,183)
	(8,841,192)	(8,660,078)

Classified as:
Cost of sales	(8,257,339)	(8,092,895)
Selling expenses	(151,230)	(131,553)
General and administrative expenses	(483,311)	(467,232)
Other operating income	61,782	41,532
Other operating expenses	(11,094)	(9,930)
	(8,841,192)	(8,660,078)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2013	March 31, 2012
Income from short-term investments	13,394	63,105
Interest income and other financial incomes	30,196	18,346
Financial income total	43,590	81,451

Interest on debts	(202,030)	(188,356)
Monetary variation and other financial expenses	(49,040)	(34,991)
Financial expenses total	(251,070)	(223,347)

Exchange variations, net	21,414	55,840
Losses on derivatives, net	(6,134)	(11,284)
Financial result, net	(192,200)	(97,340)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 22 — SEGMENT REPORTING

	For the Three-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Net sales	3,458,007	3,220,135	2,924,576	3,141,365	1,144,308	1,148,992	1,813,170	1,855,456	(174,503)	(166,506)	9,165,558	9,199,442
Cost of sales	(2,928,310)	(2,793,198)	(2,753,771)	(2,806,389)	(1,049,176)	(1,035,273)	(1,694,892)	(1,617,252)	168,810	159,217	(8,257,339)	(8,092,895)
Gross profit	529,697	426,937	170,805	334,976	95,132	113,719	118,278	238,204	(5,693)	(7,289)	908,219	1,106,547
Selling, general and administrative expenses	(229,885)	(228,007)	(154,780)	(132,673)	(77,288)	(61,891)	(83,030)	(83,828)	(89,558)	(92,386)	(634,541)	(598,785)
Other operating income (expenses)	16,464	10,071	1,451	4,122	(1,670)	(3,274)	4,614	11,584	29,829	9,099	50,688	31,602
Equity in earnings of unconsolidated companies	—	—	15,595	17,490	(4,693)	5,543	—	2,922	5,769	4,930	16,671	30,885
Operational (Loss) income before financial income (expenses) and taxes	316,276	209,001	33,071	223,915	11,481	54,097	39,862	168,882	(59,653)	(85,646)	341,037	570,249
Finacial result, net	(30,655)	(26,324)	(46,102)	(23,613)	(32,360)	(10,328)	(40,036)	(19,808)	(43,047)	(17,267)	(192,200)	(97,340)
Income (Loss) before taxes	285,621	182,677	(13,031)	200,302	(20,879)	43,769	(174)	149,074	(102,700)	(102,913)	148,837	472,909
Income and social contribution taxes	(70,571)	(49,749)	27,355	(41,847)	(4,072)	(16,354)	(21,585)	(46,828)	79,571	78,485	10,698	(76,293)
Net income (Loss)	215,050	132,928	14,324	158,455	(24,951)	27,415	(21,759)	102,246	(23,129)	(24,428)	159,535	396,616

Supplemental information:
Net sales between segments	138,458	103,205	6,466	41,877	752	—	28,827	21,424	—	—	174,503	166,506
Depreciation/amortization	193,053	202,409	114,625	106,424	41,352	38,066	115,090	91,047	—	—	464,120	437,946

	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Investments in associates and jointly-controlled entities	—	—	288,325	278,211	911,439	907,476	1,288	1,288	143,360	238,630	1,344,412	1,425,605
Total assets	17,824,413	17,510,061	14,836,150	15,602,047	7,214,251	7,304,130	12,826,853	12,878,312	(894,687)	(201,392)	51,806,980	53,093,158
Total liabilities	6,693,198	6,831,829	4,316,445	4,945,152	2,568,816	2,497,586	6,690,164	6,742,720	3,063,106	3,277,954	23,331,729	24,295,241

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the Three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Net sales	3,765,842	3,604,401	1,265,542	1,193,188	3,586,895	3,853,709	547,279	548,144	9,165,558	9,199,442

	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Total assets	27,502,152	20,988,524	7,214,251	7,304,130	16,713,569	21,569,514	377,008	3,230,990	51,806,980	53,093,158

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.  The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2013 is required.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2013

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 24 - SUBSEQUENT EVENTS

I) On April 8, 2013, the Company completed the issuance of a 10-year Bond (Ten Year Bonds) in the amount of US$ 750 million, with a coupon of 4.75% per year, through its subsidiary Gerdau Trade Inc. The proceeds from this issuance will be used to pay debts and for general corporative purposes. Additionally, the Company chose to designate part of this bond, in the amount of US$ 495 million, as Net Investment Hedge, and as a result of that, the effect of the exchange variation from this part of the Bond will be recognized directly in Equity and in the Statement of Comprehensive Income.

II) On May 02, 2013, the Company proposed to anticipate the payment of dividends on  income for the three-month period ended on March 31, 2013, which will be calculated and credited on the shareholding interest owned on May 17, 2013, in the amount of R$ 34.0 million (R$ 0.02 per common and preferred share), with payment on May 29, 2013. These amounts will be considered as payment in advance of the minimum dividends established by the Company’s by-laws, and will be submitted to the approval of the Board of Directors on May 7, 2013.

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